Mail Stop 4561

February 2, 2010

Roy Zisapel
Chief Executive Officer
Radware Ltd.
22 Raoul Wallenberg Street
Tel Aviv, Israel 69710

      Re: **Radware Ltd.**
              Form 20-F for the Fiscal Year Ended December 31, 2008
              Filed March 25, 2009
              File No. 000-30324

Dear Mr. Zisapel:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Stephen Krikorian
              Accounting Branch Chief